VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal by NSTAR and NSTAR ELECTRIC

COMPANY of RWs filed by each on April 17, 2012 (the “RWs”)

for Post-Effective Amendment No. 1 filed on April 10, 2012 to

Registration Statement on Form S-3 filed on October 9, 2009

(File Nos. 333-162401; 162401-01)

Ladies and Gentlemen:

NSTAR LLC (as successor by merger to NSTAR), and NSTAR Electric Company hereby request the withdrawal of the above-mentioned RWs, with such withdrawal to be approved effective as of the date hereof or at the earliest practicable date hereafter. NSTAR and NSTAR Electric Company are withdrawing the above-referenced RW pursuant to discussions with the Securities and Exchange Commission to correct a filing coding error. The RWs will be re-filed as AW filings.

Dated as of: April 18, 2012

Sincerely, NSTAR LLC (as successor by merger to NSTAR)

By:	/s/James J. Judge
James J. Judge Executive Vice President and Chief Financial Officer

NSTAR Electric Company

By:	/s/James J. Judge
James J. Judge Executive Vice President, Chief Financial Officer, and Director